Exhibit A

Mr. Saylor also indirectly owns 2,849,700 shares of Class B Common Stock. These shares are owned directly by Alcantara LLC, and indirectly by Michael J. Saylor as the sole member of Alcantara LLC. The address of Alcantara LLC is the same as the address of Mr. Saylor. Alcantara LLC has designated Mr. Saylor as the designated filer. Mr. Saylor is an officer, director and ten percent owner of the issuer.

Shares of Class B Common Stock are convertible immediately upon receipt into shares of Class A Common Stock on a 1-for-1 basis and have no expiration date.